Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Twelve Months Ended December 31,
	2009		2008		2007		2006		2005

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$443.0		($12,575.1)		$2,133.0		$2,132.7		($7,564.4)

Add:
Distributions from investee companies	2.3		5.8		7.7		8.9		9.5
Interest expense, net of capitalized interest	542.0		546.3		570.1		564.5		719.6
1/3 of rental expense	205.7		215.8		193.4		160.9		137.2

Total Earnings (loss)	$1,193.0		($11,807.2)		$2,904.2		$2,867.0		($6,698.1)

Fixed charges:
Interest expense, net of capitalized interest	$542.0		$546.3		$570.1		$564.5		$719.6
1/3 of rental expense	205.7		215.8		193.4		160.9		137.2

Total fixed charges	$747.7		$762.1		$763.5		$725.4		$856.8

Ratio of earnings to fixed charges	1.6	x	Note	a	3.8	x	4.0	x	Note	a

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008 and $7.55 billion in 2005 due to the non-cash impairment charges of $14.18 billion in 2008 and $9.48 billion in 2005.